Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

By and Among

RENAISSANCE PARENT CORP.,

RENAISSANCE ACQUISITION CORP.

and

GARDNER DENVER, INC.

Dated as of March 7, 2013

i

Section 9.11	Counterparts	64
Section 9.12	WAIVER OF JURY TRIAL	65
Section 9.13	No Recourse	65

Appendix A		A-1

Index of Defined Terms

2011 LTCB Awards	7
Acquisition Sub	1
Adverse Recommendation Change	37
Affiliate	A-1
Aggregate Merger Consideration	4
Agreement	1
Antitrust Division	A-1
Antitrust Laws	12
Blue Sky Laws	A-1
Book-Entry Shares	3
Business Day	A-1
Capitalization Date	9
CDEEP	A-1
Certificate of Merger	2
Certificates	3
Citi	26
claim	28
Closing	2
Closing Date	2
Code	A-1
Company	1
Company Benefit Plan	14
Company Common Stock	3
Company Debt	50
Company Disclosure Letter	A-2
Company Intellectual Property Rights	17
Company Long-Term Cash Bonus Award	A-2
Company Long-Term Incentive Plans	A-2
Company Material Adverse Effect	A-2
Company Material Contract	19
Company Option	A-3
Company Permits	12
Company Recommendation	A-3
Company Related Parties	58
Company Representative	12
Company Restricted Stock Units	A-3
Company SEC Documents	13
Company Stockholder Advisory Vote	10
Competing Proposal	38
Confidentiality Agreement	A-3
Connecticut Facility	A-3
Connecticut Subsidiary	A-3
Consent	11
Continuing Employees	41

v

Contract	A-4
control	A-4
D&O Indemnified Parties	39
debt	28
Debt Commitment Letters	25
Debt Commitment Parties	25
Debt Financing	25
Debt Payoff Amount	50
DGCL	A-4
Dissenting Shares	8
Effective Time	2
Environmental Laws	A-4
Equity Commitment Letter	25
Equity Financing	26
ERISA	A-4
ERISA Affiliate	16
Exchange Act	A-5
Exchange Fund	4
Executive Change in Control Agreements	43
Expenses	A-5
FCPA	12
Financing	26
Financing Agreements	46
Financing Commitments	26
Financing Sources	A-5
GAAP	A-5
Goldman Sachs	22
Government Official	12
Governmental Authority	A-5
Guarantor	26
Guaranty	1
Hazardous Materials	A-5
HSR Act	A-6
Intellectual Property Rights	17
IRS	A-6
Knowledge	A-6
Law	A-6
Leased Real Property	20
LEP	A-6
Liability Limitation	58
Lien	A-6
Long-Term Cash Bonus Award Payment	7
Marketing Period	A-6
Merger	1
Merger Consideration	3
Notice of Adverse Recommendation	37

Notice of Superior Proposal	37
Option Cash Payment	6
Order	A-7
Owned Real Property	20
Parent	1
Parent Disclosure Letter	A-7
Parent Expenses	57
Parent Material Adverse Effect	A-7
Parent Organizational Documents	A-7
Parent Related Parties	57
Paying Agent	4
Permitted Lien	A-8
Person	A-8
Post-Closing Plans	42
Post-Closing Welfare Plans	42
Proxy Statement	13
Release	A-8
Representatives	35
Required Information	47
Requisite Stockholder Approval	22
Restricted Stock Unit Payment	6
Restructuring Plan	51
Reverse Termination Fee	57
Rights Agreement	22
SEC	A-9
Secretary of State	A-9
Securities Act	A-9
Solvent	28
Stockholders’ Meeting	33
Subsidiary	A-9
Superior Proposal	39
Surviving Corporation	2
Tax	A-9
Tax Returns	A-9
Taxes	A-9
Termination Date	54
Termination Fee	56
Third Party	A-9
Title IV Plan	15
Total Common Merger Consideration	A-9
Transfer Law	A-10
WARN Act	28

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 7, 2013, (this “Agreement”), is made by and among Renaissance Parent Corp., a Delaware corporation (“Parent”), Renaissance Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Acquisition Sub”), and Gardner Denver, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Acquisition Sub and the Company have unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the respective boards of directors of the Company and Acquisition Sub have unanimously approved and declared advisable, and each of the board of directors of Parent and Parent as the sole stockholder of Acquisition Sub has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company a limited guaranty (the “Guaranty”) of the Guarantor, dated as of the date hereof, pursuant to which the Guarantor has guaranteed certain obligations of Parent and Acquisition Sub; and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “Gardner Denver, Inc.” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 2.2 The Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) a date during the Marketing Period to be specified by Parent on no less than two (2) Business Days’ notice to the Company and (b) the final day of the Marketing Period. The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP; Four Times Square; New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”).

Section 2.3 Effective Time.

(a) Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger, or a certificate of ownership and merger, as applicable (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b) The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation and Bylaws. Subject to Section 6.6, at the Effective Time, the certificate of incorporation of the Company as the Surviving Corporation shall be amended to be identical to that set forth in Exhibit 2.4 hereto and the bylaws of the Surviving Corporation shall be amended to be identical to the bylaws of Acquisition Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.5 Board of Directors. Subject to applicable Law, each of the parties hereto shall take all necessary action to ensure that the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.6 Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a) Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof; provided that each share of Company Common Stock that is owned by any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall remain outstanding.

(b) Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares canceled or that remain outstanding pursuant to Section 3.1(a) and any Dissenting Shares) shall be converted into the right to receive $76 per share of Company Common Stock in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon.

(c) Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value of $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.1(d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.2 Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall designate a bank or trust company (the “Paying Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 3.1(b). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the Total Common Merger Consideration (the “Aggregate Merger Consideration,” and such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.1(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, except as expressly provided for in this Agreement.

(b) As promptly as reasonably practicable following the Effective Time and in any event not later than the fifth Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify).

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Paying Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon written demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration in respect thereof.

(f) No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(h) Withholding. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.3 Company Options, Restricted Stock Units, Long-Term Cash Bonuses.

(a) Treatment of Company Options. As of the Effective Time, each vested and unvested Company Option that is outstanding shall be canceled and shall entitle the holder thereof to receive as soon as practicable following the Effective Time, an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option and (ii) the excess, if any, of the Merger Consideration, over the exercise price per share of Company Common Stock underlying such Company Option (the “Option Cash Payment”). Following the Effective Time, any such canceled Company Option shall no longer be exercisable and shall only entitle the Company Option holder to the Option Cash Payment, which shall be paid as of, or promptly following, the Effective Time.

(b) Treatment of Restricted Stock Units. As of the Effective Time, any vesting conditions or restrictions applicable to each Company Restricted Stock Unit outstanding immediately prior thereto shall lapse and the holder thereof shall receive an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit and (ii) the Merger Consideration (the “Restricted Stock Unit Payment”). Such Restricted Stock Unit Payment shall be paid as of, or promptly following the Effective Time.

(c) Treatment of Company Long-Term Cash Bonus Awards. As of the Effective Time, each Company Long-Term Cash Bonus Award shall be deemed to be earned on a prorated basis (based on the portion of the applicable performance period elapsed): (i) for Company Long-Term Cash Bonus Awards granted prior to May 1, 2012, at the payout opportunity that corresponds to the target performance level originally established in respect of the applicable performance period and (ii) for Company Long-Term Cash Bonus Awards granted on or after May 1, 2012, at the greater of (x) the payout opportunity that corresponds to the actual performance level achieved by the Company in respect of such partial performance period relative to the performance targets applicable to the performance period in respect of which such Company Long-Term Cash Awards were granted (as determined by the Company’s Compensation Committee reasonably and in good faith prior to the Effective Time, consistent with the amount accrued by the Company in respect of such awards through such time in the ordinary course of business consistent with its past practice) and (y) the payout opportunity that corresponds to the target performance level for such performance period, and shall in each case entitle the holder thereof to receive an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to such prorated portion of the Company Long-Term Cash Bonus Award (the “Long-Term Cash Bonus Award Payment”). Such Long-Term Cash Bonus Award Payment shall be paid as of, or promptly following, the Effective Time. Notwithstanding the foregoing, the Company Long-Term Cash Bonus Awards granted in respect of the 2011-2013 performance period (the “2011 LTCB Awards”) shall be deemed earned at the end of such performance period at the greater of (x) the payout opportunity that corresponds to the actual performance level achieved by the Company (and, for any portion of the performance period after the Effective Time, the Surviving Corporation) in respect of such performance period relative to the performance targets applicable to such performance period (as determined following the end of such performance period by the Company’s Compensation Committee or, if such performance period ends after the Effective Time, by the Parent or the Surviving Corporation, in all cases, reasonably, in good faith, consistent with the amount accrued by the Company and, if applicable, the Surviving Corporation in respect of such awards through such time in the ordinary course of business consistent with the Company’s past practices) and (y) the payout opportunity that corresponds to the target performance level for such performance period, provided that any employee who is entitled to a 2011 LTCB Award and whose employment is terminated at or after the Effective Time and prior to the end of the performance period shall be paid a pro-rata portion (based on the portion of the applicable performance period elapsed prior to the date of termination) of such employee’s 2011 LTCB Award on the payment date in accordance with the terms of the governing 2011 LTCB Award agreement (except that if such termination is without Cause (as defined in the Company Executive Severance Plan referenced in Section 4.12(a) of the Company Disclosure Letter)), the amount to be prorated shall be based on the amount provided for under this Section 3.3(c), if greater. The 2011 LTCB Awards shall be paid as soon as practicable following the end of such performance period in accordance with the terms of the Company Long-Term Incentive Plan by the Company or, if applicable, the Parent or the Surviving Corporation.

(d) Certain Actions. The Company shall, at the request of Parent, reasonably cooperate with Parent to obtain from all holders of Company Options an option cancellation agreement, in a form to be mutually agreed upon by the Company and Parent, in respect of the treatment of the Company Options as provided in this Section 3.3.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5 Dissenting Shares. Notwithstanding Section 3.1(b), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent (and not the Company or Acquisition Sub), and the Aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing. Following the Effective Time, the Surviving Corporation will comply with any notice requirements applicable to a merger without a meeting of stockholders pursuant to Section 262 of the DGCL.

Section 3.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. Payment of the Merger Consideration in accordance with the terms of this Article III, and, if applicable, any unclaimed dividends upon the surrender of Certificates, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures included in such Company SEC Documents to the extent they are predictive, cautionary or forward-looking in nature) to the extent that the applicable disclosure in such Company SEC Documents is such that its relevance to a representation or warranty contained in this Article IV it is reasonably apparent on the face of such disclosure (it being agreed that such disclosures shall not be exceptions to Section 4.9(b)) or (ii) subject to Section 9.3(b), as disclosed in the corresponding section of the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Certificate of Incorporation and Amended and Restated Bylaws, as currently in effect, are included in the Company SEC Documents and the Company is not in violation of any provision of such documents.

Section 4.2 Capitalization.

(a) As of February 27, 2013 (the “Capitalization Date”), the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, 49,145,168 of which were issued and outstanding, and (ii) 10,000,000 shares of the Company’s preferred stock, par value $0.01 per share, no shares of which were outstanding. As of the date hereof, other than as set forth in Section 4.2(a) of the Company Disclosure Letter, there are no existing and outstanding (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (including any Company Options, Company Restricted Stock Units, or dividend equivalent rights or phantom stock units denominated in shares of Company Common Stock, whether settled in cash or shares of Company Common Stock), (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or (iii) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company. Since the Capitalization Date, no shares of capital stock of the Company, no capital stock or other equity interests of any of the

Company’s Subsidiaries, and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company, or capital stock or other equity interests of any of the Company’s Subsidiaries, have been issued (including any dividend equivalent rights or phantom stock units), other than shares of Company Common Stock issued upon the exercise of Company Options or shares of Company Common Stock issued upon the vesting of Company Restricted Stock Units outstanding as of the close of business on the Capitalization Date. Each Company Option has been granted with a per share exercise price at least equal to the fair market value of the Company Common Stock underlying such Company Option, in accordance with Section 409A of the Code and published guidance thereunder.

(b) All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company or the relevant wholly-owned Subsidiary (except for de minimis equity interests held by a Third Party for local regulatory reasons) and free and clear of all Liens except for ordinary restrictions on transfer imposed by applicable securities laws and Permitted Liens. Each of the equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable) and not subject to preemptive or similar rights. Section 4.2(b) of the Company Disclosure Letter sets forth each Subsidiary of the Company with existing operations as of the date hereof or otherwise required to be disclosed on the Company’s Form 10-K filed with the SEC on February 27, 2013, as if such form were filed on the date hereof.

(c) Neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, except for immaterial interests or investments.

(d) To the Knowledge of the Company, none of the Company’s Subsidiaries owns any Company Common Stock.

Section 4.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Stockholder Approval and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and except for the Requisite Stockholder Approval and the occurrence of the Company Stockholder Advisory Vote, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The board of directors of the Company has, by resolutions duly adopted by the requisite vote of the directors, (i) adopted this Agreement and the transactions contemplated hereby, (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Stockholders’ Meeting (as defined below) and (iv) resolved to make the Company Recommendation (provided that any change or modification or rescission of such recommendation by the board of directors of the Company in accordance with Section 6.5 shall not be a breach of the representation in (iv)).

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) violate any provision of the Company’s Certificate of Incorporation or Amended and Restated Bylaws or the equivalent organizational documents of any Significant Subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company or (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, or loss of any benefit under, any Contract to which the Company or any of its Subsidiaries is a party, or by which any of their respective properties or assets is bound, or result in the creation of a Lien, other than any Permitted Lien or any Lien created as a result of any action taken by Parent or Acquisition Sub, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii) any such conflict, violation, breach, default, termination, acceleration, cancellation, loss of benefit or Lien that would not have a Company Material Adverse Effect.

Section 4.4 No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8.6, (v) filings with the New York Stock Exchange, (vi) such other items required solely by reason of the participation of Parent or Acquisition Sub in the transactions contemplated hereby, (vii) compliance with and filings or notifications under the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 4.5 Permits; Compliance With Laws.

(a) The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company and its Subsidiaries to carry on their business as it is now being conducted or to own, lease or operate their properties (the “Company Permits”), all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.

(b) None of the Company or any of its Subsidiaries is, and since January 1, 2011 none have been, in default or violation of any (i) Law applicable to the Company, any of its Subsidiaries or by which any of their respective properties or assets are bound or (ii) Company Permit, except for any such defaults or violations that would not have a Company Material Adverse Effect.

(c) Except as would not have a Company Material Adverse Effect, since January 1, 2011, to the Knowledge of the Company: (i) none of the Company, its Subsidiaries or any of their respective officers, directors, employees or agents (individually and collectively, a “Company Representative”) have (A) unlawfully used any corporate funds for any contribution, gift, entertainment or other expense relating to political activity, (B) made any bribe, influence payment, kickback or other similar unlawful payment, (C) made any unlawful payment, nor offered, gave, promised to give, or authorized the giving of anything of value to any officer, employee or any other Person acting in an official capacity for any Governmental Authority, to any political party or official thereof, or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where the Company, its Subsidiary, or Company Representative knew or had reason to know that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of (1) influencing any act or decision of such Government Official in his official capacity, (2) inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, its Subsidiaries or any Company Representative in obtaining or retaining business for or with, or in directing business to, any person and (ii) (A) none of the Company, its Subsidiaries or any Company Representative has violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”); and (B) the Company and its Subsidiaries make and keep books, records, and accounts that are intended to accurately and fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls intended to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA.

Section 4.6 Company SEC Documents; Financial Statements.

(a) Since December 31, 2011, the Company has timely filed or furnished with the SEC all material forms, documents and reports required to be filed or furnished by it with the SEC, including all forms, documents and reports, the failure of which to so file or furnish could reasonably be expected to result in the loss of the Company’s status as a “well known seasoned issuer” with the SEC (such forms, documents, and reports filed with the SEC, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of the last amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, none of which are expected to have a Company Material Adverse Effect, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement relating to the adoption by the stockholders of the Company of this Agreement, if required by Law (together with any amendments or supplements thereto, the “Proxy Statement”), will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting (if the Stockholders’ Meeting is required by Law), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.8 Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and the audit committee of the board of directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2011.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2012, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any change, event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2012, as amended and restated prior to the date hereof, if applicable, (b) for liabilities or obligations incurred in the ordinary course of business since December 31, 2012 and consistent with past practice, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby or (d) for liabilities or obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, the Company and its Subsidiaries do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

Section 4.11 Litigation. There is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that would have a Company Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that would have a Company Material Adverse Effect. As of the date hereof, there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, the term “Company Benefit Plan” shall mean (i) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability; and (ii) each other employee benefit plan, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, profit-sharing, unemployment or severance compensation, or employment or consulting or independent contractor, agreement, plan, policy, program or arrangement for any current or former employee or director of, or other service provider to the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries presently sponsors, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability. Each of the Company Benefit Plans that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code is hereinafter referred to in this Section 4.12 as a “Title IV Plan.”

(b) The Company has made available to Parent a true and complete copy of each material Company Benefit Plan and all amendments thereto and, with respect to each such plan, a true and complete copy of the following items (in each case, only if applicable): (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed annual report on IRS Form 5500 and (iv) the most recently received IRS determination letter or IRS opinion letter.

(c) Except as would not have a Company Material Adverse Effect, each of the Company Benefit Plans: (i) was properly and legally established; (ii) is, and at all times since inception has been, maintained, operated, administered and funded in all respects in accordance with its terms and in compliance with all applicable requirements of all applicable laws, statutes, orders, rules and regulations, including, competent taxing authorities, notwithstanding that the fair market value of the assets of the Title IV Plans is less than the value of the liabilities thereunder (which underfunding alone does not constitute failure to comply with this clause (ii)); (iii) the Company and each other Person (including, without limitation, all fiduciaries) have, at all times, properly performed all of their duties and obligations (whether arising by operation of Law, by contract or otherwise) under or with respect to such Company Benefit Plan, including, without limitation, all fiduciary, reporting, disclosure and notification duties and obligations; and (iv) all returns and reports (together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Company Benefit Plan required to be filed with any Governmental Authority or agency or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner.

(d) Except as would not have a Company Material Adverse Effect, (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan and (ii) to the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(e) (i) Except as would not have a Company Material Adverse Effect, (A) each Company Benefit Plan intended to be tax-qualified or otherwise qualified in jurisdictions outside of the United States is so qualified and has received a favorable determination or other ruling from the applicable Governmental Authority confirming such qualification, (B) with respect to any Company Benefit Plan maintained in the United Kingdom, the United Kingdom Pensions Regulator has not issued any financial support direction or contribution notice against the Company or any of its Subsidiaries, and (C) each Company Benefit Plan maintained in Germany has been accounted for in accordance with FASB ASC 715. (ii) With respect to each of the Company Benefit Plans that is a defined benefit pension plan, the amounts recorded in the books and records of the Company have been determined in accordance with FASB ASC 715, based on the actuarial methods and assumptions used in the most recent applicable actuarial valuation report provided by the Company prior to the date of this Agreement as such report is set forth on Section 4.12(e)(ii) of the Company Disclosure Letter.

(f) Except as would not have a Company Material Adverse Effect, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). No Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. All contributions required to be made with respect to any Company Benefit Plan on or prior to the Closing Date have been timely made in material compliance with governmental requirements or, if not made, accrued on the financial statements or records of the Company or ERISA Affiliate, as applicable. Neither the Company nor any of its ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(g) Except as would not have a Company Material Adverse Effect, there are no (i) claims pending, or, to the Knowledge of the Company, threatened actions, suits, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(h) (i) Neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (A) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to any material payment, except as expressly provided in this Agreement, (B) materially increase the amount or value of any benefit or compensation or other obligation payable or required to be provided to any such director, employee, consultant or independent contractor, or any Company Benefit Plan, or (C) accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Company Benefit Plans. (ii) No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code as a result of the occurrence of the transactions contemplated by this Agreement, either alone or in combination with another event.

(i) Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has any material obligations for post-termination health or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code).

Section 4.13 Labor Matters. Except as set forth in Section 4.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) is a party to or bound by or negotiating any works council, labor or collective bargaining agreement, other than industry-wide agreements, or (ii) has, in respect of employees working outside of the United States, implemented any balances of interest or social plans in the past two (2) years. Prior to the date hereof, Parent has been provided with copies of all works council, labor and collective bargaining agreements, and balances of interest and social plans, in each case applicable to employees working outside the United States that the Company and its Subsidiaries is a party to or bound by or negotiating. There are no labor related strikes, slowdowns, walkouts or other work stoppages pending or, to the Company’s Knowledge, threatened, and, since December 31, 2011, neither the Company nor any of its Subsidiaries has experienced any such labor related strike, slowdown, walkout or other work stoppage. To the Company’s Knowledge, there is no organizing campaign, and there has not been such a campaign since December 31, 2011, and no labor union, works council or similar employee organization has made a pending demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries. No pending charge or complaint of unfair labor practice has been served on the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices. The Company and its Subsidiaries are in compliance in all material respects with all notice, consultation and other provisions of applicable labor, workers compensation, social contribution and other employment Laws and all collective bargaining or other agreements with any labor union, works council or similar employee organization.

Section 4.14 Trademarks, Patents and Copyrights.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries own, free and clear of all Liens except Permitted Liens, or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, Internet domain names, service marks, trade secrets and other intellectual property rights (the “Intellectual Property Rights”) that are material to the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), and (ii) neither the Company nor any of its Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of any of the Company Intellectual Property Rights.

(b) The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights of any other Person, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, in the eighteen (18) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of its Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no other Person has infringed any Company Intellectual Property Rights during the twelve (12) months preceding the date hereof, except for any such infringement as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15 Taxes.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has filed all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes due and payable (whether or not shown on such Tax Returns) to be payable by it, except, in the case of clause (i) or clause (ii) hereof, with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) no audits, examinations, investigations or other proceedings are pending or have been threatened in writing by any taxing authority in respect of Taxes of the Company or any of its Subsidiaries; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (v) no deficiencies for any Taxes have been proposed or assessed in writing against or with respect to any Taxes due by the Company or any of its Subsidiaries; (vi) no written claim has been made in the three (3) years preceding the date hereof by any Governmental Authority in a jurisdiction where either the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (vii) with respect to any tax years open for audit, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (viii) neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of the Company and/or its Subsidiaries); (ix) all Taxes required to be withheld, collected or deposited by or with respect to the Company and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority; (x) in the three (3) years preceding the date hereof, no closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries; and (xi) the Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (1) a change in method of accounting occurring prior to the Closing Date; (2) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (3) a prepaid amount received, or paid, prior to the Closing Date, (4) an election under Section 108(i) of the Code or any similar provision of state, local or foreign law or (5) any intercompany transactions or any excess loss accounts described in Treasury Regulations under Section 1502 of the Code or any similar provision of state, local or foreign law.

(b) The U.S. federal income Tax Returns of the Company have been audited by the IRS or are closed by the applicable statute of limitations through the taxable year ended December 31, 2009.

(c) Neither the Company nor any of its Subsidiaries (i) is or has in the six (6) years preceding the date hereof been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(d) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring in the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(e) Neither Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Neither Company nor any of its Subsidiaries has engaged in any “listed transaction” under Section 6011 of the Code and the regulations thereunder.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or their respective properties or assets are bound, except for this Agreement, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC);

(ii) is a joint venture, alliance or partnership agreement that is material to the operation of the Company and its Subsidiaries, taken as whole;

(iii) is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between the Company and its Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $20,000,000 individually;

(iv) contains any covenant materially restricting the ability of the Company or any of its Subsidiaries from operating (1) in any significant line of business that (A) it currently operates in or (B) is reasonably related to any significant line of business that it currently operates in or (2) in any significant geographical area in respect of any of the lines of business described in clause (1) of this Section 4.16(a)(iv);

(v) is a contract that (A) grants a Lien, other than a Permitted Lien, on any material property or asset of the Company or its Subsidiaries or (B) restricts the granting of Liens, other than a Permitted Lien, on any material property or asset of the Company or its Subsidiaries (except for leases, license and Contracts relating to Indebtedness), or the incurrence or guaranteeing of any Indebtedness;

(vi) is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement (other than agreements to purchase or acquire inventory in the ordinary course of business), pursuant to which (A) the Company or any Subsidiary reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $30,000,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $30,000,000.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have a Company Material Adverse Effect. Each Company Material Contract is in full force and effect and is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.17 Real Property.

(a) All real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) is disclosed in Section 4.17(a) of the Company Disclosure Letter. With respect to the Owned Real Property, (i) neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor to their Knowledge, is any such proceeding, action or agreement pending or threatened) with respect to any portion of the Owned Real Property and (ii) all buildings and improvements located on the Owned Real Property and used in the business of the Company are in a condition that is sufficient for the operation of the business of the Company.

(b) All real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”) is disclosed in Section 4.17(b) of the Company Disclosure Letter. All buildings and improvements used in the business of the Company at the Leased Real Property are in a condition that is sufficient for the operation of the business of the Company thereat.

(c) As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and/or its Subsidiaries have good fee simple title and marketable title to all Owned Real Property and valid leasehold, subleasehold or license interests in all Leased Real Property free and clear of all Liens, except Permitted Liens.

(d) As of the date of this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Leased Real Property or any lender, alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 4.18 Environmental. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Company Permits required for their operations under applicable Environmental Laws, and, to the Knowledge of the Company, have not violated any such Environmental Laws in the five (5) years preceding the date of this Agreement;

(b) there is no pending or, to the Knowledge of the Company, threatened action or proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including but not limited to any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law or regarding the Release of or exposure to any Hazardous Materials. Neither the Company nor any of its Subsidiaries is a party or subject to, or, to the Knowledge of the Company, affected by, any administrative or judicial order or decree pursuant to Environmental Law or regarding the Release of or exposure to any Hazardous Materials; and

(c) To the Knowledge of the Company, with respect to the Owned Real Property and the Leased Real Property and any other location for which the Company or any of its Subsidiaries may be responsible, there have been no Releases of Hazardous Materials on or underneath any of such real properties under conditions or circumstances reasonably likely to result in liability to, or interfere with any operations of, the Company or any of its Subsidiaries.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreements in connection with the sale, lease or sublease of any real property or business, pursuant to which the Company or any Subsidiary has agreed to either indemnify for liabilities arising pursuant to Environmental Law or otherwise with respect to the Release of or exposure to Hazardous Materials, or retain liabilities arising pursuant to Environmental Law or otherwise with respect to the Release of or exposure to Hazardous Materials, excluding any such agreements as to which the Company’s or its Subsidiaries’ obligations have expired pursuant to the terms of said agreements.

Section 4.19 Takeover Statutes; Rights Agreement. Assuming the accuracy of the representation contained in Section 5.14, the board of directors of the Company has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law inapplicable to this Agreement, the Merger or any other transaction contemplated by this Agreement. The Company has taken all actions necessary under the Amended and Restated Rights Agreement, dated as of January 17, 2005, as amended on October 29, 2009 between Gardner Denver, Inc. and Wells Fargo, National Association as Rights Agent (as amended, the “Rights Agreement”), to cause the Rights Agreement to be rendered inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 4.20 Vote Required. The adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Stockholders’ Meeting (the “Requisite Stockholder Approval”) and the Company Stockholder Advisory Vote are the only votes of holders of securities of the Company that are required in connection with the consummation of any of the transactions contemplated hereby.

Section 4.21 Brokers. Other than Goldman, Sachs & Co. (“Goldman Sachs”), whose fees and expenses shall be borne solely by the Company, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22 Opinion of Financial Advisor. The board of directors of the Company has received the opinion, dated as of the date hereof, of Goldman Sachs that, as of the date hereof and subject to the limitations and assumptions set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock.

Section 4.23 Insurance. The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent,

Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent or Acquisition Sub in any physical data room or any electronic data room for Project Hoover (including the electronic data room run by Merrill Corporation) and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or any certificate delivered hereunder. Notwithstanding the foregoing or any other provision of this Agreement or otherwise, nothing herein shall relieve the Company or any other Person from liability for fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent Disclosure Letter, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Acquisition Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite company power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have a Parent Material Adverse Effect. Each of Parent and Acquisition Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of any provision of such documents.

Section 5.2 Authority Relative to Agreement.

(a) Parent and Acquisition Sub have all necessary company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary company action by Parent and Acquisition Sub, and no other action or proceeding on the part of Parent and Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The board of directors or similar governing body of each of Parent and Acquisition Sub has, by resolutions duly adopted by the requisite vote of the directors or similar governing members, (i) adopted this Agreement and the transactions contemplated hereby and (ii) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent, Acquisition Sub and their respective stockholders or other equityholders, as applicable. Parent, acting in its capacity as the sole stockholder of Acquisition Sub, has adopted this Agreement and the transactions contemplated hereby.

(c) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of Parent’s or its Subsidiaries’ certificates of incorporation or bylaws (or equivalent organizational documents), (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, or loss of any benefit under, any Contract to which Parent or any of its Subsidiaries is a party, or by which any of their respective properties or assets is bound, or result in the creation of a Lien, other than any Permitted Lien or any Lien created in connection with the Financing, upon any of the material property or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation, loss of benefit, or Lien that would not have a Parent Material Adverse Effect.

(d) No vote of, or consent by, the holders of any class or series of capital stock of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby or otherwise required by the certificate of incorporation or bylaws of Parent, applicable Law (including any stockholder approval provisions under the rules of any applicable securities exchange) or any Governmental Authority.

Section 5.3 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary of State, (iii) such filings as may be required in connection with the Taxes described in Section 8.6, (iv) such other items required solely by reason of the participation of the Company in the transactions contemplated hereby, (v) compliance with and filings or notifications under the HSR Act or other Antitrust Laws and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 5.4 Litigation. As of the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect.

Section 5.5 Absence of Certain Agreements. As of the date hereof, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal or (b) any Third Party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Commitment Letter) to Parent or the Company to finance in whole or in part the Merger.

Section 5.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.7 Sufficient Funds.

(a) Parent has delivered to the Company true, correct and complete copies of (1) the executed commitment letters (including all exhibits, schedules, annexes and amendments thereto) from Barclays Bank PLC, Citi (as defined below), Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., KKR Capital Markets LLC, KKR Corporate Lending LLC, Mizuho Corporate Bank, Ltd., Royal Bank of Canada, RBC Capital Markets, UBS Loan Finance LLC and UBS Securities LLC (collectively, the “Debt Commitment Parties”), together with any related fee letters (except that the fee amounts, pricing caps and other economic terms (none of which would adversely affect the amount (other than up-front fees) or availability of the Debt Financing) set forth therein have been redacted) and related term sheets (collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Acquisition Sub or another wholly owned Affiliate as set forth in the Debt Commitment Letters for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”), and (2) the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letters, the “Financing Commitments”) from KKR North America Fund XI L.P. (the “Guarantor”) pursuant to which the Guarantor has committed to invest, subject to the terms and conditions therein, the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). “Citi” shall mean Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to provide the services contemplated herein. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof.

(b) As of the date hereof, all of the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. As of the date hereof, each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Acquisition Sub and, to the knowledge of Parent and Acquisition Sub, the other parties thereto. There are no side letters or other agreements, contracts or arrangements (except for customary fee letters and engagement letters) relating to the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Acquisition Sub under any term, or a failure of any condition to the obligations of the Financing Sources, in the Financing Commitments or to the knowledge of Parent or Acquisition Sub otherwise result in any portion of the Financing contemplated thereby to be unavailable. As of the date hereof, and assuming the satisfaction of the conditions set forth in Section 7.2(b) relating to the Company’s obligations under Section 6.12 and the completion of the Marketing Period and, subject to the “Funding Conditions Provisions” (as defined in the Debt Commitment Letters), the “Company Representations” and the “Specified Representations” (each such term as defined in the Debt Commitment Letters) being true and correct in all material respects, neither Parent nor Acquisition Sub has reason to believe that it could reasonably be expected to be unable to satisfy on a timely basis any term or condition of the Financing Commitments required to be satisfied by it. Parent or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The aggregate proceeds from the Financing when funded in accordance with the Financing Commitments are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3, and the payment of all associated costs and Expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Acquisition Sub or the Company required in connection therewith). There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Commitments.

(c) Neither Parent nor Acquisition Sub is aware of any direct or indirect limitation or other restriction on the ability of the lender parties in the Debt Financing to provide financing for other potential purchasers of the Company.

Section 5.8 Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company the Guaranty of the Guarantor, dated as of the date hereof. The Guaranty is in full force and effect and is a valid and binding obligation of the

Guarantor, enforceable against the Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity) and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under such Guaranty.

Section 5.9 Capitalization of Acquisition Sub. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1,000 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement.

Section 5.10 Interest in Competitors. Parent, Acquisition Sub and Guarantor do not own any interest in any entity or Person that derives a substantial portion of its revenues from products, services or lines of business within the Company’s principal products, services or lines of business.

Section 5.11 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act or any Blue Sky Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable Blue Sky Laws or pursuant to an exemption from any such registration.

Section 5.12 Brokers. No broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission from the Company prior to the Closing in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Acquisition Sub, the Guarantor or any of their respective subsidiaries.

Section 5.13 Solvency. None of Parent, Acquisition Sub and the Guarantor is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. As of the date hereof, Parent’s and Acquisition Sub’s sole asset is cash in a de minimis amount (less than $1,000) and its sole liabilities are those incidental to its formation or relating to the transactions contemplated by this Agreement. Assuming (i) that the Company is Solvent immediately prior to the Effective Time (and for the avoidance of doubt, before giving effect to the incurrence of the Debt Financing and the consummation of the transactions contemplated by this Agreement and such Debt Financing), (ii) satisfaction of the conditions to Parent’s and Acquisition Sub’s obligations to consummate the Merger as set forth herein, or the waiver of such conditions, (iii) the reasonableness of any estimates, projections or forecasts of the Company and its Subsidiaries and that such estimates, projections or forecasts have been prepared in good faith based upon assumptions that were and continue to be reasonable and (iv) the accuracy of the representations and warranties of the Company set forth in Article IV and any certificate delivered hereunder in all material respects (but without giving effect to any knowledge, materiality or Company Material Adverse Effect qualification or exception contained therein), at the Effective Time each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and Expenses, be Solvent at and immediately after the Effective Time. As used in this Section 5.13, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.13, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.14 Share Ownership. None of Parent, Acquisition Sub or any of their Affiliates has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Acquisition Sub or their respective controlled Affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock and none of Parent, Acquisition Sub or their respective controlled Affiliates holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

Section 5.15 WARN Act. Parent and Acquisition Sub are neither planning nor contemplating, and Parent and Acquisition Sub have neither made nor taken, any decisions or actions concerning the employees of the Company or any of its Subsidiaries after the Effective Time that would require, prior to the signing of this Agreement or the Effective Time, as may be applicable, (a) the service of notice under the Worker Adjustment and Retraining Notification Act or any local, state or foreign Laws that would require advance notice of any such actions to employees, labor unions, works councils or Governmental Authorities (collectively, the “WARN Act”) or (b) notice to or consultation to any labor union, works council or similar employee organization.

Section 5.16 Management Agreements. Other than this Agreement, as of the date hereof, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Acquisition Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the board of directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.17 Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges that, as of the date hereof, they and their Representatives (a) have received reasonable access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (ii) the electronic and physical data rooms in connection with the transaction contemplated hereby and (b) have had reasonable opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries. Parent and Acquisition Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and any certificate delivered hereunder, (a) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in Article IV, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic and physical data rooms in connection with the transaction, via confidential information memorandum, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV. Each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger and the Financing, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis and the covenants, representations and warranties of the Company contained in this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required pursuant to this Agreement or as necessary to effect the transactions contemplated hereby, or (d) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the business of the Company and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in the ordinary course of business and in a manner consistent with past practice in all material respects, and to the extent consistent therewith, the Company shall use its commercially reasonable efforts to preserve substantially intact its current business organization, and to preserve in all material respects its present relationships with key customers, suppliers and other Persons with which it has material business relations; and (y) without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend or otherwise change, in any material respect, the Certificate of Incorporation or the Amended and Restated Bylaws of the Company (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or as otherwise contemplated by Section 6.1(f), issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock; provided, however that the Company may issue shares of Company Common Stock upon the exercise of any vested Company Option, or payment of any Company Restricted Stock Unit that becomes vested, in either case (A) as is outstanding as of the date hereof and set forth in Section 4.2(a) of the Company Disclosure Letter or (B) as may be granted after the date hereof in accordance with Section 6.1(f);

(d) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company and (ii) quarterly cash dividends in an amount not to exceed $0.05 per share of Company Common Stock consistent with past practice with record dates consistent with the record dates for comparable quarterly periods of 2012, and provided that no dividend will be payable if the Effective Time occurs on or prior to the applicable record date;

(e) except as required pursuant to existing written Company Benefit Plans in effect as of the date hereof, or as otherwise required by applicable Law, or as permitted under Section 6.1(f): (i) grant or increase the compensation payable or to become payable or benefits provided or to be provided to (A) any member of any board of directors, or (B) any current or former employees or independent contractors of the Company or any of its Subsidiaries, except in the ordinary course of business of the Company consistent with its 2012 past practice through its compensation review process conducted in the first quarter of calendar year 2013 in respect of such year with respect to the (I) normal annual rate of base salary increases for current employees of the Company and its Subsidiaries and (II) normal establishment of the target annual cash bonus opportunities under the applicable Company Benefit Plans that provide for annual cash bonus opportunities; (ii) except under applicable Company Benefit Plans for newly hired employees (below the level of executive officer) hired to fill vacancies in the ordinary course of business of the Company consistent with its past practice, grant the opportunity to participate in any severance or termination pay plans; (iii) enter into any severance agreement with, any member of any board of directors, employee or consultant of the Company or any of its Subsidiaries, or (iv) establish, adopt, enter into or amend any Company Benefit Plan (or any arrangement which in existence as of the date hereof would constitute a Company Benefit Plan), works council, collective bargaining or other labor agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;

(f) except as set forth in Section 6.1(f) of the Company Disclosure Letter, grant, confer or award, any Company Options, convertible securities, restricted stock, Company Restricted Stock Units or other rights to acquire any of its or its Subsidiaries’ capital stock (including any dividend equivalent rights or phantom stock units denominated in shares of Company Common Stock), whether settled in cash or shares of Company Common Stock, other than any phantom stock units on Company Common Stock that are required, as of the date of this Agreement pursuant to elections previously made by members of the Company’s board of directors, to be credited under the Company Phantom Stock Plan for Outside Directors in accordance with the terms thereof;

(g) acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $10,000,000 in the aggregate, or sell, lease, license, abandon, encumber or otherwise subject to a Lien, other than a Permitted Lien (excluding, solely for the purpose of this Section 6.1(g), clauses (ii), (iii), (v) and (vii) of the definition of Permitted Lien) or Liens incurred in connection with any refinancing of existing indebtedness, or otherwise dispose of any properties, rights or assets of the Company or its Subsidiaries having a value exceeding $5,000,000 individually or in the aggregate; other than (1) sales of inventory in the ordinary course of business consistent with past practice or (2) pursuant to agreements existing as of the date hereof to the extent provided to Parent or Acquisition Sub on or prior to the date hereof;

(h) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell or otherwise incur, or modify in any material respect the terms of, any indebtedness for borrowed money or any debt securities of the Company or any of its Subsidiaries, or assume or guarantee or otherwise become responsible for any such indebtedness for any Person (other than a Subsidiary), or make any material loans, advances or capital contributions to, or investments in, any Person, except for indebtedness incurred (i) under the Company’s existing credit facilities or incurred to replace, renew, extend, refinance or refund any existing indebtedness on market terms and conditions, (ii) pursuant to agreements in effect prior to the execution of this Agreement and disclosed in Section 6.1(h) of the Company Disclosure Letter, (iii) incurred under letters of credit in the ordinary course of business or (iv) as otherwise required in the ordinary course of business consistent with past practice, and, with respect to the foregoing clauses (i), (ii), (iii) and (iv), in an aggregate amount not to exceed $20,000,000;

(i) enter into, modify, amend, cancel or terminate any Company Material Contract, any Contract that contains a covenant materially restricting the ability of the Company or any of its Subsidiaries from operating in any significant line of business or any significant geographical area or any Contract that, if in effect on the date of this Agreement, would be a Company Material Contract, except for immaterial modifications and amendments in accordance with the terms thereof;

(j) make any material change to its methods of accounting in effect at December 31, 2012, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP or (iii) as required by a change in applicable Law, (iv) as disclosed in the Company SEC Documents;

(k) make capital expenditures in the aggregate (or any authorization or commitment with respect thereto) in excess of 125% of the aggregate amount of capital expenditures made by the Company in 2012;

(l) except for this Agreement adopt or enter into a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, or other reorganization;

(m) settle or compromise any litigation other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company) in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(m)(i) of the Company Disclosure Letter and which do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole; provided that, with respect to the matters specifically described in Section 6.1(m)(ii) of the Company Disclosure Letter, the limitation set forth in Section 6.1(m)(i) of the Company Disclosure Letter shall not apply and the Company shall consult with, and obtain the express written consent of (which consent shall not be unreasonably withheld, conditioned or delayed), Parent prior to settling or compromising any such matter;

(n) (i) make or change any Tax election or change any method of Tax accounting, or (ii) other than in the ordinary course of business, amend any material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax or surrender any right to claim a refund for a material amount of Tax;

(o) effect or permit a “plant closing,” “mass layoff” or similar event under the WARN Act without complying with all provisions of the WARN Act; or

(p) authorize, commit or otherwise enter into any agreement to do any of the foregoing.

Section 6.2 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) Subject to Parent’s timely performance of its obligations under Section 6.2(b), the Company shall use its reasonable best efforts to prepare and shall cause to be filed with the SEC in preliminary form the Proxy Statement within twenty-five (25) Business Days of the date hereof and in any event as soon as reasonably practicable after the date hereof. The Company shall promptly notify Parent and Acquisition Sub upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall provide Parent and Acquisition Sub promptly with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use reasonable best efforts to (i) respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, (ii) have the Proxy Statement cleared by the staff of the SEC as soon as reasonably practicable after such filing and (iii) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable thereafter. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response, unless, in each case, as required by Law.

(b) Parent shall provide to the Company all information concerning Parent and Acquisition Sub and any arrangements Parent or any of its Affiliates have with any former executive officer of the Company with respect to the transactions contemplated hereby as required by the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the New York Stock Exchange to be set forth in the Proxy Statement promptly following request therefor from the Company and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent will cause the information relating to Parent or Acquisition Sub or any arrangements Parent or any of its Affiliates have with any former executive officer of the Company with respect to the transactions contemplated hereby supplied by it and the Company will cause the information supplied by it, in each case, for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) In accordance with the Certificate of Incorporation and the Restated Bylaws of the Company and applicable Law, the Company shall, as promptly as practicable, (i) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the adoption of this Agreement and holding the Company Stockholder Advisory Vote (the “Stockholders’ Meeting”) and (ii) duly call, convene and hold the Stockholders’ Meeting. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall inform Parent as soon as reasonably practicable. Each of Parent, Acquisition Sub and the Company agree to promptly correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Each of the Company and Parent shall cause all documents that such party is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Exchange Act and, as applicable, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The Company shall use its reasonable best efforts to solicit the Requisite Stockholder Approval. Subject to the ability of the board of directors of the Company to make an Adverse Recommendation Change in accordance with Section 6.5, the board of directors of the Company shall make the Company Recommendation with respect to the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, and shall include such recommendation in the Proxy Statement. Parent and Acquisition Sub shall vote all shares of Company Common Stock held by them in favor of the adoption of this Agreement.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.5), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Each of the parties hereto shall promptly (and in no event later than ten (10) Business Days following the date that this Agreement is executed) make and not withdraw (without the Company’s consent, such consent not to be unreasonably withheld, conditioned or delayed) its respective filings under the HSR Act, and thereafter make any other applications and filings as reasonably determined by Company and Parent under applicable Antitrust Laws with respect to the transactions contemplated hereby (including the jurisdictions referred to in Section 7.1(b)), including the Merger, as promptly as practicable, but in no event later than as required by Law.

(b) The Company, Parent and Acquisition Sub agree to use reasonable best efforts to take (and to cause their controlled Affiliates to take) promptly any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Merger, as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses of the Company and its Subsidiaries as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement as promptly as practicable. Further, and for the avoidance of doubt, but subject to and limited by the preceding sentence, the Company and Parent will take any and all actions reasonably necessary in order to ensure that (x) no requirement for any non-action by or Consent or approval of the Antitrust Division or other foreign or U.S. Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining order or any other Order in any suit or proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws would preclude consummation of the Merger by the Termination Date.

(c) The Company shall give (or shall cause its respective Subsidiaries to give) any notices to Third Parties, and Parent shall use, and cause each of its Subsidiaries to use, its reasonable best efforts, to cooperate with the Company in its efforts to obtain any Third Party consents not covered by paragraphs (a) and (b) above that are necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Notwithstanding the foregoing, obtaining any Third Party consents pursuant to this Section 6.3(c) shall not be considered a condition to the obligations of the Parent and Acquisition Sub to consummate the Merger.

Section 6.4 Access to Information; Confidentiality. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the representatives, officers, directors, employees, agents, attorneys, accountants and financial advisors (“Representatives”) of Parent reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to the properties, books and records and executive management teams (and other employees to whom Parent reasonably requests access) of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client or other legal privilege, provided that the parties will attempt in good faith to make such alternative arrangements as may be reasonably necessary so that the restrictions of the foregoing clauses (i)-(iii) would not apply; provided further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, or similar invasive techniques at any of the properties owned, operated or leased by the Company or its Subsidiaries. No investigation or access permitted pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.4 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions, for the avoidance of doubt, shall include the Financing). The Confidentiality Agreement shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

Section 6.5 Competing Proposals.

(a) Except as otherwise provided in this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company and its Subsidiaries will not, and will use their reasonable best efforts to cause their respective officers, directors, employees and other Representatives not to, (i) initiate, solicit or knowingly encourage or facilitate, directly or indirectly, the making of any Competing Proposal or (ii) engage in negotiations or substantive discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.5), or furnish any nonpublic information to, any Person relating to a Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

(b) Notwithstanding anything to the contrary in this Agreement, at any time from the date of this Agreement and prior to the date that the Requisite Stockholder Approval is obtained at the Stockholders’ Meeting, in the event that the Company receives a written Competing Proposal, the Company and its board of directors may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Person making such Competing Proposal and its Representatives or potential sources of financing if the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal and financial advisors, that such Competing Proposal could reasonably be expected to result in a Superior Proposal; provided that (x) prior to furnishing any nonpublic information, the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company, an executed confidentiality agreement containing terms that are not materially less favorable to the Company than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to the Company or the Company’s board of directors) and (y) any such nonpublic information so furnished in writing has been previously provided to Parent or is provided to Parent substantially concurrently with it being so furnished to such Person or its Representatives. Prior to or substantially concurrently with taking any of the actions referred to in this Section 6.5(b), the Company shall notify Parent that it proposes to furnish and thereafter make available to Parent any nonpublic information and promptly notify Parent if it has entered or intends to enter into discussions or negotiations as provided in this Section 6.5(b).

(c) Except as otherwise provided in this Agreement, the board of directors of the Company (or any committee thereof) shall not (i) (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than a confidentiality agreement referred to in Section 6.5(b)). Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Requisite Stockholder Approval, (i) the board of directors of the Company may make an Adverse Recommendation Change if the board of directors of the Company determines in good faith (after consultation with its counsel and financial advisors) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under applicable Law and (ii) the board of directors of the Company may enter into a binding written agreement substantially concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii) in order to enter into a transaction that the board of directors of the Company has determined in good faith (after consultation with its counsel and financial advisors) constitutes a Superior Proposal; provided, however, that (1) no Adverse Recommendation Change may be made and (2) no termination of this Agreement pursuant to this Section 6.5(c) and Section 8.1(c)(ii) may be effected, in each case unless (A) Parent has received a written notice from the Company advising Parent that the board of directors of the Company intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or terminate this Agreement pursuant to this Section 6.5(c) and Section 8.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if the basis of the proposed action by the Company’s board of directors is a Superior Proposal, the terms and conditions of any such Superior Proposal, (B) during the five (5) Business Day period following Parent’s receipt of the Notice of Superior Proposal or Notice of Adverse Recommendation, as applicable, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Financing Commitments and/or the Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal and/or so that the failure to take make an Adverse Recommendation Change would not be reasonably likely to be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under applicable Law and (C) following the end of the five (5) Business Day period, the board of directors of the Company shall have determined in good faith after consultation with its financial and legal advisors, taking into account any changes to this Agreement, the Financing Commitments and/or the Guaranty proposed in writing by Parent and Acquisition Sub in response to the Notice of Superior Proposal or Notice of Adverse Recommendation or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and/or that the failure to take make an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under applicable Law. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.5(c); provided, however, that references to the five (5) Business Day period above shall be deemed to be references to a three (3) Business Day period. Subject to the foregoing, in determining whether to make an Adverse Recommendation Change or in determining whether a Competing Proposal constitutes a Superior Proposal, the board of directors of the Company shall take into account any changes to the terms of this Agreement timely proposed by Parent in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise.

(d) The Company shall promptly, and in any event within two (2) Business Days, advise Parent of any Competing Proposal, the material terms and conditions of any such Competing Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person making any such Competing Proposal. The Company shall keep Parent reasonably informed on a reasonably current basis of the status and material details (including any material change to the terms thereof) of any such Competing Proposal and any discussions and negotiations concerning the material terms and conditions thereof. The Company hereby agrees that it shall not, and shall not permit its Subsidiaries to, enter into any agreement that prohibits or restricts it from providing to Parent the information contemplated by this Section 6.5(d) or complying with Section 6.5(c).

(e) Nothing in this Agreement shall restrict the Company from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with applicable Law (it being agreed that a “stop, look and listen” communication by the board of directors to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 8.1(d)(ii)).

(f) For purposes of this Agreement:

(i) “Competing Proposal” shall mean any proposal or offer made by any Person (other than Parent, Acquisition Sub or any Affiliate thereof) or group of Persons to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of the Company and its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of the Company and its Subsidiaries, taken as a whole.

(ii) “Superior Proposal” shall mean a Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate, are more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after having complied with Section 6.5(c) and after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.5(c)).

Section 6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers and employees, if any (“D&O Indemnified Parties”), as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents or in any Contract as in effect on the date hereof. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent that the Company or its Subsidiaries would be permitted by applicable Law and to the fullest extent required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement. Parent shall cause the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not, for a period of six years from the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b) Without limiting the provisions of Section 6.6(a), to the fullest extent that the Company would be permitted by applicable Law to do so, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time or (B) this Agreement or the transactions contemplated hereby and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt of an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined that such D&O Indemnified Party is not entitled to be indemnified by applicable Law. Any determination required to be made with respect to whether the conduct of any D&O Indemnified Party complies or complied with any applicable standard shall be made by independent legal counsel selected by the D&O Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, and the fees of such counsel shall be paid by the Surviving Corporation. Notwithstanding anything to the contrary contained in this Section 6.6(b) or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(c) Unless the Company shall have purchased a “tail” policy prior to the Effective Time as provided below, for at least six (6) years after the Effective Time, (i) Parent shall cause the Surviving Corporation and its other Subsidiaries to maintain in full force and effect, on terms and conditions no less advantageous to the D&O Indemnified Parties, or any other Person entitled to the benefit of this Section 6.6, as applicable, than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided, that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company on an annualized basis, but in such case shall purchase as much of such coverage as possible for such amount) and (ii) Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time. In lieu of such insurance, prior to the Effective Time, the Company may purchase a six (6) year “tail” prepaid policy on such terms and conditions (provided, that the premium for such insurance shall not exceed six hundred percent (600%) of the aggregate annual premiums currently paid by the Company on an annualized basis), in which event Parent shall cease to have any obligations under the first sentence of this Section 6.6(c).

(d) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 6.6.

(e) The D&O Indemnified Parties to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6. The provisions of this Section 6.6 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives.

The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.6. Notwithstanding any other provision of this Agreement, this Section 6.6 shall survive the consummation of the Merger indefinitely (or any earlier period actually specified in this Section 6.6) and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby. The Company shall cooperate with Parent in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.8 Public Announcements. Except as otherwise contemplated by Section 6.5, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto. In addition, the Company may, without Parent or Acquisition Sub’s consent, communicate to its employees, customers, suppliers and consultants provided that such communication is made privately (i.e., not as a public statement) and is consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 6.9 Employee Benefits.

(a) All employees of the Company and its Subsidiaries as of immediately prior to the Effective Time shall continue to be employed by the Surviving Corporation or its Subsidiaries as of the Effective Time (the “Continuing Employees”). During the period commencing at the Effective Time and ending December 31, 2014, Parent shall, or shall cause the Surviving Corporation to: (i) provide to each Continuing Employee for so long as he or she remains an employee of the Surviving Corporation or one of its Affiliates with an annual rate of base salary or wages, as applicable, and an annual cash-based incentive compensation target amount opportunity (excluding any long-term cash and equity-based incentive compensation opportunities) that are no less favorable than the annual rate of base salary or wages, as applicable, and the annual cash-based incentive compensation target amount opportunity (excluding any long-term cash and equity-based incentive compensation opportunities) provided to each such employee by the Company and its Subsidiaries immediately prior to the Effective Time, and (ii) provide the Continuing Employees for so long as they remain employees of the Surviving Corporation or one of its Affiliates with employee benefits (excluding any employee benefits that are frozen, discontinued or, as of the Effective Time, being frozen or discontinued) that, in the aggregate, are no less favorable in the aggregate, than the employee benefits (excluding any employee benefits that are frozen, discontinued or, as of the Effective Time, being frozen or discontinued) provided to such employees by the Company and its Subsidiaries immediately prior to the Effective Time.

(b) Parent agrees that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes under a defined benefit pension plan) under the Post-Closing Plans, to the extent such recognition does not result in the duplication of any benefits.

(c) For the calendar year including the Effective Time, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent amounts were previously credited for such purposes under comparable Company Benefit Plans that provide medical, dental and other welfare benefits.

(d) For the calendar year including the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health was already in effect with respect to such employees and that have not been satisfied under the applicable Company Benefit Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

(e) Notwithstanding the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to, provide severance payments and benefits to each Continuing Employee (other than those Continuing Employees who otherwise have rights under any Executive Change in Control Agreement referenced in Section 6.9(f) below) whose employment is terminated, on or before the second (2nd) anniversary of the date on which the Effective Time occurs, under circumstances that would otherwise give rise to rights to severance payments and benefits under the terms and conditions of the Company Benefit Plans set forth in Section 6.9(e) of the Company Disclosure Letter (but disregarding any expiration date provided for in any such Company Benefit Plan) and that are no less favorable in the aggregate than those that would have been paid or provided for pursuant to such plans.

(f) Notwithstanding the generality of the foregoing, as of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms, all Company Benefit Plans set forth in Section 4.12(a) of the Company Disclosure Letter. Effective as of the Effective Time, Parent shall cause the Company or the Surviving Corporation, as applicable, to assume and agree to honor the Company’s obligations under the Executive Change in Control Agreements listed on Section 4.12(h) of the Company Disclosure Letter (the “Executive Change in Control Agreements”). Parent and the Company hereby agree that (i) such assumption satisfies the successor obligations contained in clause (v) of each such Executive Change in Control Agreement and (ii) the occurrence of the Effective Time shall constitute a “Change in Control” for purposes of the Executive Change in Control Agreements and all other Company Benefit Plans in which the term is relevant listed in Section 4.12(h) of the Company Disclosure Letter.

(g) Parent acknowledges that, under the Company Executive Annual Bonus Plan listed in Section 4.12(h) of the Company Disclosure Letter, immediately upon the Effective Time, the Company shall pay a pro-rata portion of the annual cash bonuses to those then current employees of the Company and its Subsidiaries who are at such time eligible to receive such pro-rata bonus amount in respect of the Company’s fiscal year in which the Effective Time occurs, with such pro-rata bonuses to be calculated at the target performance level, all in accordance with the terms of such plan.

(h) Notwithstanding anything in this Agreement to the contrary, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor the terms of all works council, labor and collective bargaining agreements to or by which the Company or its Subsidiaries is a party or are bound that are in effect as of the Effective Time in accordance with the terms thereof. At all times prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, comply in all respects with all notice, consultation and similar provisions of all works council, labor and collective bargaining agreements to or by which the Company or its Subsidiaries is a party or are bound in connection with the transactions contemplated in this Agreement.

(i) Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Company Benefit Plan, Post-Closing Plan, or any other employee benefit plans of the Company or Parent or as a guarantee of employment for any employee of the Company or any of its Subsidiaries and (ii) confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 6.10 Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent and Acquisition Sub:

(a) shall not amend or otherwise change any of the Parent Organizational Documents, except as may be agreed in writing by the Company and except for any amendments or changes as would not reasonably be expected to prevent, delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement;

(b) subject to the other terms and conditions of this Agreement, shall use their respective reasonable best efforts to take all action necessary to consummate the transactions contemplated by this Agreement, including using their respective reasonable best efforts to take such actions as are required pursuant to Section 6.11 such that, as of the Closing, Parent and Acquisition Sub will satisfy all of the conditions that are within their control contained in the Financing Commitments necessary to secure the Financing;

(c) shall not, and shall not cause any of their Affiliates to, and the Guarantor shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Company or its Subsidiaries and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) materially impose any delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(d) shall not, and shall not cause any of their Affiliates to, take or agree to take any action that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby, including the Financing; and

(e) shall not, and shall not cause any of their Affiliates to, prior to the Termination Date, enter or agree to enter into any definitive agreement for the acquisition of any business or Person or take or agree to take any other action which, in either case, would reasonably be expected to materially interfere with their ability to make available to the Paying Agent immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3, and the payment of all associated costs and Expenses (including any refinancing of indebtedness of Parent or the Company required in connection therewith) or otherwise would be reasonably expected to result in a Parent Material Adverse Effect.

Section 6.11 Financing.

(a) Parent and Acquisition Sub acknowledge and agree that, prior to the Effective Time, the Company and its Affiliates and its and their respective Representatives shall not incur any liability to any Person under any financing that Parent and Acquisition Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11 or Section 6.12 and that Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except with respect to any information provided by the Company and its Affiliates and its and their respective Representatives.

(b) Each of Parent and Acquisition Sub shall use its reasonable best efforts to, take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments, including using its reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments as promptly as practicable after the date hereof, but in no event later than the Closing, or on such other terms and conditions no less favorable in the aggregate to Parent and Acquisition Sub than the terms and conditions contained in the Financing Commitments (provided that such other terms would not reasonably be expected to delay or prevent the Closing), (ii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Acquisition Sub or their respective Representatives in the Debt Commitment Letters (or definitive agreements entered into with respect to the Debt Commitment Letters), (iii) accepting to the fullest extent all “market-flex” contemplated by the Debt Commitment Letters (including the fee letter relating thereto), (iv) enforcing its rights under the Debt Commitment Letters in the event of a breach by the Financing Sources that impedes or delays the Closing and, if necessary, seeking specific performance of the Financing Sources of their obligations thereunder and (iv) in the event that all conditions in the Debt Commitment Letters have been satisfied (or would be satisfied upon funding of the Equity Financing) cause the lenders and any other Persons providing Financing to fund the Financing at the Closing.

(c) Neither Parent nor its Affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments without the prior written consent of the Company, except that Parent and its Affiliates may amend or otherwise modify (or waive any of its rights under) the Commitment Letters (including to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date hereof (which shall not be subject to any limitations or qualifiers)) if such amendment, modification or waiver would not reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, no amendment, modification or waiver shall be permitted without the Company’s prior written approval if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) below the amount required to consummate the Merger (including the amount required for the payment of the Aggregate Merger Consideration and any amounts payable pursuant to Section 3.3 and all associated costs and Expenses (including any refinancing of indebtedness of Parent or the Company required in connection therewith)), (ii) impose new or additional conditions or (iii) adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Financing Commitments. Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letters, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Commitment Letters. For the avoidance of doubt, in no event shall the reasonable best efforts obligation set forth in this Section 6.11 be construed as to require Parent to agree to, or accept, economic terms that are materially less favorable in the aggregate to Parent or Acquisition Sub than the economic terms contained in the Debt Commitment Letters (assuming application of the “market flex” provisions) or otherwise pay any fees to the lenders which fees are more than de minimus amounts and are in excess of those contemplated in the Debt Commitment Letters and related fee letters, including the “flex” provisions thereof, as of the date hereof.

(d) After the date of this Agreement, in no event shall Parent or Acquisition Sub or any of their controlled Affiliates (which for purposes of this Section 6.11(d) shall be deemed to include each direct investor in Parent or Acquisition Sub or other Representatives, or any of Parent’s, Acquisition Sub’s or such investor’s financing sources or potential financing sources or other Representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or Person, except for any Affiliate of Parent, any financial advisory role on an exclusive basis that would prohibit the provision of such financial advisory services to another Person in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, including the Debt Commitment Parties, from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other transactions contemplated hereby. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the Company hereby agrees that Parent and its Affiliates may provide Evaluation Material (as such term is defined in the Confidentiality Agreement) to, or enter into discussions, agreements, arrangements or understandings with, potential sources of debt or equity financing with respect to the Merger and the other transactions contemplated by this Agreement, and such potential sources of debt or equity financing shall be deemed a “Representative” (as defined in the Confidentiality Agreement) thereunder; provided that the Affiliate of Parent that is a counterparty to the Confidentiality Agreement shall be responsible for any breach of the Confidentiality Agreement by any potential sources of debt or equity financing or its officers, directors, employees or other representatives with whom the Evaluation Material is shared, except to the extent such potential sources of debt or equity financing have agreed in a writing addressed to the Company, in the form of Exhibit A to the Confidentiality Agreement, to be bound by the provisions of the Confidentiality Agreement applicable to Representatives. In the event that any portion of the Financing becomes or could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall promptly notify the Company and (ii) Parent and Acquisition Sub shall, and shall cause its Affiliates to, use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not less favorable, taken as a whole, to Parent and Acquisition Sub than those in the Financing Commitments, as promptly as practicable following the occurrence of such event (and, in any event, no later than the expiration of the Marketing Period); it being understood that, for the avoidance of doubt, in no event shall the Guarantor be required to provide financing in excess of the amount set forth in the Equity Commitment Letter and in no event shall Parent or Acquisition Sub be required to seek or obtain equity financing other than the Equity Financing. The definitive agreements entered into pursuant to this Section 6.11(d) or Section 6.11(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(e) Each of Parent and Acquisition Sub acknowledges and agrees that neither the obtaining of the Financing or any alternative financing, nor the completion of any issuance of securities contemplated by the Financing or any alternative financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, or the completion of any such issuance, subject to the applicable conditions set forth in Section 7.1 and Section 7.2.

(f) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any material breach or threatened material breach by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Acquisition Sub becomes aware or any termination or threatened termination thereof of which Parent or Acquisition Sub becomes aware, and (iii) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Financing (or any alternative financing), including by providing the Company with drafts of the definitive agreements or offering memoranda relating to the Financing a reasonable period of time prior to their execution or use.

Section 6.12 Financing Cooperation. Subject to Section 6.11(a), the Company shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its respective Representatives to, in each case at Parent’s sole expense, reasonably cooperate in connection with the arrangement and closing of the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the reasonable request of Parent, (i) furnishing, or causing to be furnished to, Parent and its Financing Sources, as promptly as reasonably practicable following Parent’s written request, such financial and other information as Parent shall reasonably request in order to consummate the Debt Financing, including (y) the financial statements and other information necessary to satisfy the conditions set forth in paragraphs 6, 7 and 8 of the Debt Commitment Letters; provided, that, in the case of quarterly or annual financial statements required pursuant to this Section 6.12 that have not been delivered to Parent prior to the date hereof, by a date that is not later than 45 days after the end of the relevant fiscal quarter, with respect to the unaudited quarterly financial statements required pursuant to this Section 6.12, or, 90 days after the end of the relevant fiscal year in respect of the annual financial statements required pursuant to this Section 6.12, as applicable, and (z) all financial statements and financial data of the type required in registration statements on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act and of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act, including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations, in each case with customary exceptions for a Rule 144A offering, together with drafts of comfort letters customary for private placements under Rule 144A under the Securities Act by auditors of the Company which such auditors are prepared to issue at the time of pricing of such debt securities and the closing thereof upon completion of customary procedures (collectively, the “Required Information,” provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide (A) such pro forma statements or pro forma adjustments unless Parent has provided to the Company (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma and summary financial data and (b) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent, (B) any description of all or any component of the Financing, including any “description of notes,” (C) risk factors relating to all or any component of the Financing or (D) Subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 (other than a customary summary of such information) or Rule 3-16 of Regulation S-X, (E) Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or (F) except to the extent customarily included in private placements pursuant to Rule 144A under the Securities Act, information required by Items 10-14 of Form 10-K, (ii) causing the Company’s and its Subsidiaries’ management teams, with appropriate seniority and expertise, to participate in a reasonable number of meetings, lender presentations, due diligence sessions, drafting sessions, road shows and meetings with prospective lenders and ratings agencies, in each case, upon reasonable advance notice and at mutually agreed times, (iii) providing reasonable assistance to Parent in its preparation of rating agency presentations, bank information memoranda and offering documents (including a bank information memorandum that does not include material non-public information), offering memoranda, private placement memoranda and similar documents required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters), (iv) facilitating the pledging of collateral in connection with the Financing, including, executing and delivering any customary pledge and security documents, currency or interest hedging arrangements or other customary definitive financing documents, surveys and title insurance (including non-imputation title policy endorsements and affidavits reasonably required by the title company), and documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company (who is or will be such officer as of the Effective Time) with respect to solvency matters in the term set forth in Annex I to Exhibit D of the Debt Commitment Letters as of the Closing, on a pro forma basis) as are, in the good faith determination of the persons executing such documents, accurate, or otherwise facilitating the pledging, granting of security interests in, and otherwise granting of liens on, the Company’s assets, pursuant to such agreements from and after the Closing as may be reasonably requested by Parent, provided, that none of the documentation described in this clause (iv) shall be effective until the Effective Time, (v) causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its Subsidiaries reasonably necessary to permit the completion of the Debt Financing, (vi) facilitating the execution and delivery at the Closing of definitive documents reasonably related to the Financing on the terms contemplated by the Debt Commitment Letters, (vii) using reasonable best efforts to permit the Financing Sources to benefit from the existing lending relationships of the Company and its Subsidiaries, (viii) assisting Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the “Credit Facilities” and public ratings for any of the Credit Facilities or notes issued in connection with the Debt Financing, (ix) obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Company and requesting consents of accountants for use of their reports in any materials reasonably relating to the Debt Financing, (x) at least five (5) Business Days prior to the Closing, providing all documentation and other information about the Company as is reasonably requested by the Financing Sources with respect to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company or their marks and on such other customary terms and conditions as the Company shall reasonably impose. Notwithstanding anything herein to the contrary, clauses (i)-(x) above shall not (A) require the Company or any of its Subsidiaries to be the issuer of any securities or issue any offering or information document or before the Closing, (B) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement or (C) require the Company or any of its Subsidiaries to enter into or approve any Financing or purchase agreement for the Financing, provided that, upon the reasonable request of Parent, the Company’s Subsidiaries may approve any Financing so long as such approval is expressly conditioned on the Closing and does not impose any liability to the Company or its Subsidiaries upon termination of this Agreement. All non-public or other confidential information provided by the Company to Parent or its Affiliates pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to rating agencies and prospective lenders and investors during syndication of the debt financing contemplated by the Debt Commitment Letters or syndication of the equity financing, subject to ordinary and customary confidentiality undertakings Parent shall promptly reimburse the Company for any reasonable out-of-pocket expenses and costs incurred in connection with the Company’s or its Affiliates’ obligations under this Section 6.12. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time, or pay any expenses prior to the Effective Time that are not promptly reimbursed by Parent as set forth in this Section 6.12, (ii) no officer of the Company or any of its Subsidiaries shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 6.12 to the extent any such action would reasonably be expected to result in personal liability to such officer, and (iii) the board of directors of the Company shall not be required to approve any Financing or agreements related thereto (or any alternative financing) prior to the Effective Time. The Company and its Subsidiaries shall use their reasonable best efforts to periodically update any Required Information provided to Parent as may be reasonably necessary so that such Required Information (i) meets the condition set forth in the first proviso in the definition of “Marketing Period”, (ii) meets the applicable requirements set forth in the definition of “Required Information,” and (iii) would not, after giving effect to such update(s), result in the Marketing Period to cease to be deemed to have commenced.

Section 6.13 Repayment of Indebtedness. In connection with and conditioned upon the Effective Time, Parent shall (or shall cause an Affiliate to) provide and make available to the Company in immediately available funds in an amount equal to (i) the amount necessary for the Company and its Subsidiaries to repay and discharge in full all amounts outstanding or otherwise due and owing pursuant to the terms of the financing arrangements set forth on Section 6.13 of the Company Disclosure Letter (the “Company Debt”), including accrued interest thereon and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the transactions contemplated at the Closing or that may become due and payable at the Effective Time) of the Company or any of its Subsidiaries thereunder (collectively, the “Debt Payoff Amount”) less (ii) any cash on hand of the Company and its Subsidiaries at Closing that is reasonably available to the Company. At the request of Parent, the Company shall take such steps as are reasonably necessary to transfer any cash held by Subsidiaries of the Company to the Company such that such cash is available to contribute to the payment of the Debt Payoff Amount on the Closing Date; provided, however, that nothing contained in this Section 6.13 shall require the Company or any of its Subsidiaries to take any action that would reasonably be expected to result in Tax obligations or other significant costs or expenses to the Company or any of its Subsidiaries being incurred prior to the date that the Closing Date is established pursuant to Section 2.2. The Company shall deliver on or prior to the Closing, copies of payoff letters in connection with the Company Debt, which payoff letters shall substantially provide (subject to customary exceptions) (i) that upon receipt of the Debt Payoff Amount, the Company Debt and related instruments shall be terminated and (ii) that all Liens (and guarantees) in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be, upon the payment of the Debt Payoff Amount, released and terminated.

Section 6.14 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.15 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.16 Rule 16b-3 Matters. Prior to the Effective Time, the Company may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.17 FIRPTA Certificate. In connection with the Closing, the Company shall deliver to Parent a duly executed certificate of the Company, dated as of the Closing Date, in form and substance acceptable to Parent and in compliance with the Code and Treasury Regulations, certifying that the shares of Company Common Stock are not United States real property interests (as defined in Section 897(c)(1)(A) of the Code), in accordance with Section 1445 of the Code and Treasury Regulations promulgated thereunder and Treasury Regulations Section 1.897-2(h).

Section 6.18 Connecticut Property Transfer Law. Within fourteen (14) Business Days after the execution of this Agreement, the Company shall make a determination as to whether, as a result of the transactions contemplated by this Agreement, it believes the Connecticut Facility is subject to the Transfer Law and shall present this conclusion to Parent. If either the Parent or the Company believes that the Transfer Law applies to the Connecticut Facility, then:

(a) the Company shall cause the Connecticut Subsidiary to retain a LEP, subject to Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed). The LEP shall prepare an Environmental Condition Assessment Form (as such term is defined by the Transfer Law) and shall determine, in compliance with the Transfer Law, whether a Form I, Form II, Form III or Form IV (as such terms are defined by the Transfer Law) shall be prepared in connection with the transactions contemplated by this Agreement, and shall provide drafts of all such documents to the parties for review of the parties and the parties’ approval, not to be unreasonably withheld, conditioned or delayed. The Connecticut Subsidiary shall certify the Form and the Environmental Conditions Assessment Form and the parties shall identify and cause an appropriate Person to execute these documents, as required by the Transfer Law;

(b) the Company shall cause the Connecticut Subsidiary to provide a copy of (i) the Environmental Conditions Assessment, (ii) Form I, II, III, or IV and (iii) any other required documentation to Purchaser on or prior to the Closing Date; and

(c) the Connecticut Subsidiary shall comply with the obligations of the Transfer Law after the Closing, including filing all required documentation with the CDEEP and paying all filing fees.

Section 6.19 Restructuring Matters. The Company shall provide Parent and its Representatives from time to time a reasonable opportunity to review and evaluate the Company’s European restructuring plan (including as such plan has been disclosed in the Company SEC Documents prior to the date of this Agreement, the “Restructuring Plan”), including by allowing Parent and its Representatives reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, to members of Company management responsible for, or significantly involved in, the formulation and execution of the Restructuring Plan and all production facilities that are the subject of, or may reasonably be expected to be directly affected by, the Restructuring Plan and furnishing as promptly as practicable to Parent and its Representatives all material reports and documents (whether prepared by the Company or outside parties engaged by or on behalf of the Company, in each case, subject to any applicable attorney-client or other legal privilege) that are prepared primarily in connection with the Restructuring Plan. Subject to applicable law, the Company agrees to adopt and implement any alternative plan or amendments to the Restructuring Plan, in each case, that may be proposed in writing and in reasonable detail by Parent to the Company if in the good faith, reasonable judgment of the board of directors of the Company such alternative plan or amendments would not reasonably be expected to materially increase the risk profile of the Restructuring Plan to the Company or negatively impact the stockholders of the Company. Notwithstanding anything in this Agreement to the contrary, in no event will the Company take any action without the prior written consent of Parent between the date of this Agreement and the date that is six weeks from the date of this Agreement, including any consultations or other communications with any Governmental Authority or works council unless required by applicable Law, that would (i) reasonably be expected to prevent or materially delay or impede the implementation of any alternative plan or any material amendments to the Restructuring Plan that may be proposed by Parent (in each case that has been previously provided in writing and in reasonable detail to the Company by Parent) or (ii) otherwise reasonably be expected to result in significant costs to reverse or cease such action.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) the Requisite Stockholder Approval shall have been obtained;

(b) (i) any waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted; (ii) approval of the Merger by the European Commission shall have been granted pursuant to the Council Regulation (EC) No 139/2004 of the European Union, as amended; (iii) approval of the Merger by China’s Ministry of Commerce shall have been granted and/or deemed to have been granted by expiration of the applicable waiting period pursuant to the China Anti-Monopoly Law; and (iv) approval of the Merger by South Africa’s Competition Commission shall have been granted and/or deemed to have been granted by expiration of the applicable review period, or extension thereof, pursuant to the South African Competition Act, No. 89 of 1998; and

(c) no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Acquisition Sub to Effect the Merger. The obligations of Parent and Acquisition Sub to effect the Merger are, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a) each of the representations and warranties of the Company contained in this Agreement, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); provided, however, that the representations and warranties contained in Section 4.2(a), Section 4.2(b), Section 4.3(a), Section 4.3(b), Section 4.19, Section 4.20, Section 4.21 and Section 4.22 shall be true and correct in all material respects as of the Closing

Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and the representation and warranty contained in Section 4.9(b) shall be true and correct in all respects as of the Closing Date (giving effect to the reference to “Company Material Adverse Effect” set forth therein); and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied; and

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

Section 7.3 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following conditions:

(a) each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), and the Company shall have received a certificate signed on behalf of Parent and Acquisition Sub by a senior executive officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied; and

(b) Parent or Acquisition Sub shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Acquisition Sub by a senior executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on the date that is 6 months from date of Agreement (the

“Termination Date”); provided, however, that if the conditions set forth in Section 7.1(b) have not been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Termination Date shall be extended to 9 months from signing (which shall then be the “Termination Date”); provided further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before such date; provided further that neither party may terminate this Agreement pursuant to this Section 8.1(b)(i) if (x) all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) on or prior to the date that is 6 months from the date of the Agreement and (y) the Closing has not occurred as a result of the first proviso in Section 2.2; or

(ii) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action permanently restraining, enjoining, rendering illegal or otherwise prohibiting the transactions contemplated by this Agreement, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts as required by this Agreement to remove such Law, Order or other action; and provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement; or

(iii) the Requisite Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon; or

(c) by the Company:

(i) if Parent or Acquisition Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of any condition set forth in Section 7.3(a) or Section 7.3(b) and (y) is not capable of being cured, or is not cured, by Parent or Acquisition Sub on or before the earlier of (i) the Termination Date and (ii) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent or Acquisition Sub, as applicable, of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to obtaining the Requisite Stockholder Approval and at such time the Company is not then in breach of any of its obligations under Section 6.5 in any material respect, in order to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.5, and concurrently with, and as a condition to, such termination, the Company pays to Parent the fee specified in Section 8.3(a)(ii);

(iii) if (a) all the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, provided that such conditions are then capable of being satisfied), (b) Parent shall have failed to consummate the Merger by the time the Closing should have occurred pursuant to Section 2.2, (c) the Company has notified Parent in writing that all of the conditions set forth in Article VII have been satisfied or, with respect to the Company’s conditions, waived (or would be satisfied or waived if the Closing were to occur on the date of such notice) and it stands and will stand ready, willing and able to consummate the Merger at such time and (d) the Company shall have given Parent written notice at least one (1) Business Day prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(iii) and the basis for such termination; or

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b), and (ii) is not capable of being cured, or is not cured, by the Company on or before the earlier of (A) the Termination Date and (B) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) if the board of directors of the Company (A) shall have made an Adverse Recommendation Change or publicly proposes to make an Adverse Recommendation Change, (B) fails to include in the Proxy Statement when mailed, the Company Recommendation, (C) approves or recommends any Competing Proposal, or fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of the Company that constitutes a Competing Proposal, including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, within ten (10) Business Days after commencement; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if the Requisite Stockholder Approval shall have been obtained.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 8.3 and Section 9.13, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, the Guaranty and the indemnity provisions of Section 6.11, this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with their respective terms.

Section 8.3 Termination Fees.

(a) If, but only if, the Agreement is terminated by:

(i) (x) either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i), (y) prior to such termination, a Competing Proposal shall have been made or any Person shall have publicly announced or publicly made known an intention (whether or not conditional) to make a Competing Proposal, in each case, after the date of this Agreement and which has not been publicly withdrawn at least ten (10) Business Days prior to such termination and (z) within twelve (12) months of such termination of this Agreement, the Company enters into a definitive agreement regarding any Competing Proposal with a Third Party, a tender offer that constitutes a Competing Proposal is consummated or the Company otherwise consummates a transaction regarding any Competing Proposal (regardless of whether such Competing Proposal is the same one referred to in clause (y) above), then the Company shall pay, or cause to be paid, at the direction of Parent an amount equal to $103,400,000 (the “Termination Fee”), less the amount of any Parent Expenses previously paid to Parent, if any, not later than two (2) Business Days following the date of the earlier of the execution of a definitive agreement regarding a Competing Proposal or the consummation of such tender offer or other transaction regarding a Competing Proposal (provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 8.1(c)(ii), then the Company shall pay, or cause to be paid, at the direction of Parent the Termination Fee concurrently with such termination;

(iii) Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, at the direction of Parent the Termination Fee not later than two (2) Business Days following such termination; or

(iv) the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company an amount equal to $263,100,000 (the “Reverse Termination Fee”) not later two (2) Business Days following such termination.

(b) In the event of termination of this Agreement by either party pursuant to Section 8.1(b)(iii) (or a termination by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable pursuant to Section 8.1(b)(iii)), the Company shall promptly, but in no event later than three (3) Business Days after being notified of such by Parent, pay at the direction of Parent all of the reasonable documented out-of-pocket expenses incurred by Parent, Acquisition Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) up to a maximum amount of $10,000,000 (the “Parent Expenses”), by wire transfer of same day funds. Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company or Parent be required to pay the Termination Fee or the Reverse Termination Fee, as the case may be, on more than one occasion.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to the Company’s right set forth in the second to last sentence of this Section 8.3(c) and Section 9.9, the Company’s right to receive payment of the Reverse Termination Fee pursuant to Section 8.3(a)(iv) shall, in the circumstances where the Reverse Termination Fee is owed pursuant to Section 8.3(a)(iv), constitute the sole and exclusive remedy of the Company and its Subsidiaries and any other Company Related Parties against Parent, Acquisition Sub, the Guarantor, the Financing Sources under the Debt Financing or any of their respective Affiliates or any direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, representatives, or assignees of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, the Equity Commitment Letter, the Debt Commitment Letters or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise it being understood and the Company agrees that the maximum aggregate liability of Parent and Acquisition Sub shall be limited to an amount equal to the amount of the Reverse Termination Fee, and in no event shall the Company seek to recover any money damages in excess of such amount (except that Parent shall also be obligated with respect to the terms of the Confidentiality Agreement, Section 8.3(e) and Section 8.6 and for any of its expense reimbursement and indemnification obligations contained in Section 6.11 and Section 6.12 and the Guarantor shall also be obligated pursuant to the terms and conditions of the Guaranty). Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(a), in circumstances where the Termination Fee is owed pursuant to Section 8.3(a)(i), Section 8.3(a)(ii) or Section 8.3(a)(iii), shall constitute the sole and exclusive remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, representatives, Affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of any breach or failure to perform hereunder giving rise to such termination, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby with respect to such breach or failure to perform (except that the Company shall also be obligated with respect to Section 8.3(e) and Section 8.6, as applicable). Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to obtain an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Acquisition Sub to cause, or for the Company to directly cause, in accordance with its third party beneficiary rights under the Equity Commitment Letter, the Equity Financing to be funded on the terms and subject to the conditions set forth in the Equity Commitment Letter and this Agreement if, and only if, each of the following conditions has been satisfied: (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, and remain satisfied, (ii) the financing provided for by the Debt Commitment Letters (or, if alternative financing is being used in accordance with Section 6.11(d), pursuant to the commitments with respect thereto) has been funded in accordance with its terms or will be funded at the Closing in accordance with its terms if the Equity Financing is funded at the Closing, and (iii) with respect to any funding of the Equity Financing to occur at the Closing, the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, while the Company may pursue a grant of specific performance of the type provided in the preceding sentence and the payment of the Reverse Termination Fee under Section 8.3(a)(iv), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any monetary damages, including any monetary damages in lieu of specific performance and all or any portion of the Reverse Termination Fee.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the maximum aggregate liability of Parent and Acquisition Sub under or in connection with this Agreement and the transactions contemplated hereby shall be limited to $263,100,000 in addition to any expense reimbursement and indemnification obligations contained in Section 6.11, Section 6.12, Section 8.3(e) and Section 8.6 (the “Liability Limitation”), and in no event shall the Company seek or be entitled to multiple, special or punitive damages against Parent or Acquisition Sub, or any recovery, judgment or damages of any kind against Parent or Acquisition Sub in excess of the Liability Limitation. The Company acknowledges, covenants and agrees that neither it nor any other Company Related Party has and shall have no right of recovery against, and no liability shall attach to, including in each case with respect to any actual or claimed loss or damages of any kind of the Company or its Subsidiaries, affiliates, Representatives or stockholders or any other Person claiming by, through or for the benefit of the Company, any of the Parent Related Parties (other than the Company’s right to recover against Parent and Acquisition Sub to the extent provided in this Agreement and against the Guarantor to the extent provided in the Guaranty), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, through a claim based in tort, contract, statute or otherwise.

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Termination Fee and the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Requisite Stockholder Approval; provided, however, that after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6 Expenses; Transfer Taxes. Except as expressly set forth herein, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. Parent shall pay or shall cause the Surviving Corporation or its Subsidiaries, as applicable, to pay all (i) transfer, stamp and documentary Taxes or fees and (ii) sales, use, gains, real property transfer and other similar

Taxes or fees arising out of or in connection with entering into and carrying out this Agreement. For the avoidance of doubt, neither Parent, Acquisition Sub, nor the Company shall be responsible for the payment of any Taxes imposed upon a holder of Company Common Stock which result from the transactions contemplated herein.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.6 and Section 6.9.

Section 9.2 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail (provided that, in the case of electronic mail, such confirmation is not automated), addressed as follows:

if to Parent or Acquisition Sub:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Fax: (212) 750-0003

Attention: David Sorkin, Esq.

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

909 Fannin Street, Suite 1475

Houston, Texas 77010

Phone:	(713) 821-5617
Fax:	(713) 821-5602
Email:	acalder@stblaw.com
Attention:	Andrew Calder

with a further copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Phone:	(212) 455-2772
Fax:	(212) 455-2502
Email:	srodgers@stblaw.com
Attention:	Sean Rodgers

if to the Company:

Gardner Denver, Inc.

1500 Liberty Ridge Drive

Suite 3000

Wayne, PA 19087

Phone: (610) 249-2005

Fax: (610) 249- 2095

Email: brent.walters@gardnerdenver.com

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Phone: (212) 735-3000

Fax: (212) 735-2000/1

Email:	Stephen.Arcano@skadden.com Richard.Grossman@skadden.com
Attention:	Stephen F. Arcano, Esq. Richard J. Grossman Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3 Interpretation; Certain Definitions.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this

Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent that such disclosure relates to any such other Section; provided, that, disclosure of any fact, circumstance or information shall be deemed to be disclosed on Section 4.9(b) of the Company Disclosure Letter only if expressly set forth thereon, without cross references. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 7, 2013, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void,

unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in Section 8.3(c) and Section 8.3(d) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Commitments or the Guarantees.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Guaranty, the Equity Commitment Letter, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (A) the D&O Indemnified Parties (solely with respect to Section 6.6 from and after the Effective Time and this Section 9.7), (B) the Financing Sources under the Debt Financing of Parent and Acquisition Sub (solely with respect to Section 8.3, Section 9.4, this Section 9.7, Section 9.8, Section 9.10, and Section 9.12) and (C) the Parent Related Parties (solely with respect to Section 8.3, Section 9.4, this Section 9.7, Section 9.8, Section 9.9, Section 9.10, Section 9.12 and Section 9.13) and the Company Related Parties (solely with respect to Section 8.3) are third-party beneficiaries.

Section 9.8 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof (including the Debt Financing), shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to the penultimate sentence of Section 8.3(c), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way, and shall be subject in all respects to, the provisions of Section 8.3(c), including the penultimate sentence thereof.

Section 9.10 Consent to Jurisdiction.

(a) Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement and (e) agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The parties hereby further agree that New York state or United States Federal courts sitting in New York County, State of New York shall have exclusive jurisdiction over any action brought against any debt financing source of Parent and Acquisition Sub in connection with the transactions contemplated under this Agreement.

(b) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.10(a) in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF (INCLUDING THE DEBT FINANCING).

Section 9.13 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Party (other than the Guarantor to the extent set forth in the Guaranty or Equity Commitment Letter) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Acquisition Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than any payment from the Guarantor to the extent set forth in the Guaranty).

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RENAISSANCE PARENT CORP.

By:	/s/ Peter Stavros
	Name:	Peter Stavros
	Title:	President & Chief Executive Officer

RENAISSANCE ACQUISITION CORP.

By:	/s/ Peter Stavros
	Name:	Peter Stavros
	Title:	President & Chief Executive Officer

GARDNER DENVER, INC.

By:	/s/ Michael Larsen
	Name:	Michael Larsen
	Title:	President, Chief Executive Officer and Chief Financial Officer

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“2011 LTCB Awards” shall have the meaning set forth in Section 3.3(c).

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(c).

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.2(a).

“Agreement” shall have the meaning set forth in the Preamble.

“Antitrust Division” shall mean the Antitrust Division of the Department of Justice.

“Antitrust Laws” shall have the meaning set forth in Section 4.4.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Capitalization Date” shall have the meaning set forth in Section 4.2(a).

“CDEEP” shall mean the Connecticut Department of Energy and Environmental Protection.

“Certificate of Merger” shall have the meaning set forth in Section 2.3(a).

“Certificates” shall have the meaning set forth in Section 3.1(b).

“claim” shall have the meaning set forth in Section 5.13.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Company Common Stock” shall have the meaning set forth in Section 3.1(a).

“Company Debt” shall have the meaning set forth in Section 6.13.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Intellectual Property Rights” shall have the meaning set forth in Section 4.14(a).

“Company Long-Term Cash Bonus Award” means any long-term cash bonus award outstanding immediately prior to the Effective Time under any of the Company Long-Term Incentive Plans.

“Company Long-Term Incentive Plans” means the Company Long-Term Incentive Plan, as amended and restated, and all predecessor plans thereto.

“Company Material Adverse Effect” means any change, event, effect or circumstance which, individually or in the aggregate (a) has resulted in or would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents or would be reasonably expected to prevent the consummation of the transactions contemplated by this Agreement; provided, however, that, in the case of clause (a), changes, events, effects or circumstances which, directly or indirectly, to the extent they relate to or result from the following shall be excluded from the determination of Company Material Adverse Effect: (i) any condition, change, effect or circumstance generally affecting any of the industries or markets in which the Company or its Subsidiaries operate; (ii) any change after the date of this Agreement in any Law or GAAP (or changes in interpretations of any Law or GAAP); (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or its Subsidiaries conduct business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war; (v) the negotiation, execution, announcement, consummation or existence of this Agreement or the transactions contemplated hereby, including by reason of the identity of Parent or any communication by Parent or its Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships with customers, suppliers, vendors, collaboration partners, employees or regulators (provided that this clause (v) shall not be applicable with respect to the Company’s representations and warranties in Section 4.3(c) and to the extent related thereto, the condition in Section 7.2(a)); (vi) any action taken pursuant to the terms of this Agreement (other than with respect to the obligations of the Company to conduct the business of the Company and its Subsidiaries in the ordinary course of business and in a manner consistent with past practice in all material respects as set forth in Section 6.1) or at the express written direction of Parent or Acquisition Sub; (vii) any changes in the market price or trading volume of the Company Common Stock, any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (provided, that the facts or occurrences giving rise to or contributing to such changes or failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); and (viii) any litigation or claim threatened or initiated by stockholders of the Company against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of the execution of this Agreement or the transactions contemplated hereby, except in the case of each of clauses (i) through (iv), to the extent any such change, event, effect or circumstance referred to therein has a disproportionate impact on the Company and its Subsidiaries relative to other participants in the industries in which the Company or its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 4.16(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock granted pursuant to any of the Company Long-Term Incentive Plans.

“Company Permits” shall have the meaning set forth in Section 4.5(a).

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the stockholders of the Company adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company Representative” shall have the meaning set forth in Section 4.5(c).

“Company Restricted Stock Units” shall mean any restricted stock units granted pursuant to the Company Long-Term Incentive Plans.

“Company SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Company Stockholder Advisory Vote” shall have the meaning set forth in Section 4.3(a).

“Competing Proposal” shall have the meaning set forth in Section 6.5(f)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement dated October 14, 2012 between Kohlberg Kravis Roberts & Co. L.P. and the Company.

“Connecticut Facility” shall mean the real property and improvements leased by the Connecticut Subsidiary in Trumbull, Connecticut.

“Connecticut Subsidiary” shall mean Gardner Denver Nash LLC.

“Consent” shall have the meaning set forth in Section 4.4.

“Continuing Employees” shall have the meaning set forth in Section 6.9(a).

“Contract” means any written or oral contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.6(a).

“debt” shall have the meaning set forth in Section 5.13.

“Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a).

“Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Debt Payoff Amount” shall have the meaning set forth in Section 6.13.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.3(a).

“Environmental Laws” means all Laws relating to pollution or protection of the environment, including Laws relating to Releases of harmful or deleterious materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of harmful or deleterious materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.7(a).

“Equity Financing” shall have the meaning set forth in Section 5.7(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(f).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Executive Change in Control Agreements” shall have the meaning set forth in Section 6.9(f).

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, any filing with, and obtaining of any necessary action or non-action, Consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying Agent, any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“FCPA” shall have the meaning set forth in Section 4.5(c).

“Financing” shall have the meaning set forth in Section 5.7(a).

“Financing Agreements” shall have the meaning set forth in Section 6.11(d).

“Financing Commitments” shall have the meaning set forth in Section 5.7(a).

“Financing Sources” means the lenders that are counterparties to the Debt Commitment Letters and their officers, directors, employees, agents and representatives.

“GAAP” shall mean the United States generally accepted accounting principles.

“Goldman Sachs” shall have the meaning set forth in Section 4.21.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Government Official” shall have the meaning set forth in Section 4.5(c).

“Guarantor” shall have the meaning set forth in Section 5.7(a).

“Guaranty” shall have the meaning set forth in the Recitals.

“Hazardous Materials” means all substances (i) defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or (ii) defined as hazardous substances, hazardous materials, pollutants, contaminants, toxic substances (or words of similar import) by or regulated as such under, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property Rights” shall have the meaning set forth in Section 4.14(a).

“IRS” shall mean the Internal Revenue Service.

“Knowledge” means the actual knowledge of the following officers and employees of the Company or Parent, as applicable, without the benefit of an independent investigation of any matter: (i) for the Company: Michael M. Larsen, David J. Antoniuk, T. Duane Morgan, Vincent Trupiano, Brent A. Walters, Susan A. Gunn and Marec E. Edgar and (ii) for Parent: Peter Stavros, Joshua Weisenbeck and Brandon Brahm.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 4.17(b).

“LEP” shall mean Licensed Environmental Professional, as such term is defined at Conn. Gen. Stat. Ann. § 22a-133(v).

“Liability Limitation” shall have the meaning set forth in Section 8.3(d).

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Long-Term Cash Bonus Award Payment” shall have the meaning set forth in Section 3.3(c).

“Marketing Period” shall mean the first period of twenty consecutive Business Days throughout which (x) Parent shall have all of the Required Information and during which period such information shall remain compliant at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act, (y) the conditions set forth in Section 7.1 shall have been satisfied and (z) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied, assuming that the Closing Date were to be scheduled on the last day of such twenty (20) consecutive Business Day period; provided, that the Marketing Period will not be deemed to have commenced if, prior to the completion of the Marketing Period, the financial statements included in the Required Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period; provided, further, that (i) July 5, 2013 shall not be deemed a Business Day for purposes of the Marketing Period and (ii) the Marketing Period shall either end on or prior to August 16, 2013 or, if the Marketing Period has not ended on or prior to August 16, 2013, then the Marketing Period shall commence no earlier than September 3, 2013; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, either KPMG or Ernst & Young LLP shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the forgoing financial statements for the applicable periods by KPMG, Ernst & Young LLP or another independent public accounting firm reasonably acceptable to Parent; and provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Notice of Adverse Recommendation” shall have the meaning set forth in Section 6.5(c).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(c).

“Option Cash Payment” shall have the meaning set forth in Section 3.3(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.17(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” shall mean any change, effect or circumstance that, individually or in the aggregate, that prevents or materially impairs or materially delays, or would reasonably be expected to prevent or materially delay or materially impair, the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall mean the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Related Parties” shall have the meaning set forth in Section 8.3(c).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (iii) such Liens or other imperfections of title, if any, that do not have, individually or in the aggregate, a Company Material Adverse Effect, including (A) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys made available to Parent prior to the date hereof, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet overdue and (vii) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Post-Closing Plans” shall have the meaning set forth in Section 6.9(b).

“Post-Closing Welfare Plans” shall have the meaning set forth in Section 6.9(c).

“Proxy Statement” shall have the meaning set forth in Section 4.7.

“Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representatives” shall have the meaning set forth in Section 6.4.

“Required Information” shall have the meaning set forth in Section 6.12.

“Requisite Stockholder Approval” shall have the meaning set forth in Section 4.20.

“Restricted Stock Unit Payment” shall have the meaning set forth in Section 3.3(b).

“Restructuring Plan” shall have the meaning set forth in Section 6.19.

“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(a)(iv).

“Rights Agreement” shall have the meaning set forth in Section 4.19.

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Solvent” shall have the meaning set forth in Section 5.13.

“Stockholders’ Meeting” shall have the meaning set forth in Section 6.2(c).

“Subsidiary” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall have the meaning set forth in Section 6.5(f)(ii).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs duties, tariffs, and similar charges.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, including, without limitation, any claim for refund or amended return.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“Third Party” shall mean any Person or group other than Parent, Acquisition Sub and their respective Affiliates.

“Title IV Plan” shall have the meaning set forth in Section 4.12(a).

“Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 3.1(a)) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

“Transfer Law” shall mean the Connecticut Property Transfer Law, §§ 22a-134 – 22a-134e, and all implementing regulations.

“WARN Act” shall have the meaning set forth in Section 5.15.

Exhibit 2.4

RESTATED

CERTIFICATE OF INCORPORATION

OF

GARDNER DENVER, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Gardner Denver, Inc.

SECOND: The name and address of the registered agent in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, par value $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors of the Corporation, but any bylaws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon. Election of directors need not be by written ballot.

SIXTH: (a) Limitation of Liability. No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except that the foregoing provision shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8, Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which such director derived an improper personal benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

Indemnification. Any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Corporation) (hereinafter a “proceeding”), by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) that was initiated by such person only if such proceeding (or part thereof) was authorized or ratified by the Board of Directors of the Corporation. The right to indemnification conferred in this ARTICLE SIXTH, paragraph (b), shall be a contract right. For purposes of this ARTICLE SIXTH, paragraph (b), reference to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued would have had power and authority to indemnify its directors and officers so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this ARTICLE SIXTH, paragraph (b), with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

Payment of Expenses in Advance. Expenses (including attorneys’ fees) incurred by an officer or director in defending an action, suit or proceeding referred to in ARTICLE SIXTH, paragraph (b), above may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized in ARTICLE SIXTH, paragraph (b).

Indemnification Not Exclusive. The indemnification provided under ARTICLE SIXTH, paragraph (b), shall not be deemed exclusive of (i) any other rights to which those seeking indemnification may be entitled under any bylaw, any agreement, any insurance purchased by the Corporation, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office or (ii) the power of the Corporation to indemnify any person who is or was an employee or agent of the Corporation or of another corporation, joint venture, trust or other enterprise that he or she is serving or has served at the request of the Corporation, to the same extent and in the same situations and subject to the same determinations with respect to directors and officers. The indemnification provided by ARTICLE SIXTH, paragraph (b), shall continue as to any person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such person.

Other. Any repeal or modification of this ARTICLE SIXTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation or the Indemnification of any officer or director of the Corporation existing at the time of such repeal or modification.